
SingTel


06012469

27 March 2006

SUPPL



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 20 March 2006 to 24 March 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Lim Li Ching (Ms)
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Mar-2006 17:12:46
Announcement No.	00034

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 24-03-2006
2. Name of Substantial Shareholder * — Temasek Holdings (Private) Limited
3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N:A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	24-03-2006
2.	The change in the percentage level	From 61.79 % To 56.50 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	A series of transactions by the DBS Group Holdings Limited group of companies, the Singapore Airlines Limited group of companies and The Rohatyn Group Asia Opportunity Master Fund, Ltd.; the transfer of shares by DBS Bank Ltd for Temasek to holders of certain exchangeable bonds issued by Somerset Global Corporation; the sale pursuant to a Commitment Letter between Temasek and Goldman Sachs (Singapore) Pte.; and the issuance of shares pursuant to the exercise of share options resulting in the increase of the issued share capital of SingTel.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions from 11 August 2005 to 24 March 2006

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	9,836,895,692	472,062,095
As a percentage of issued share capital	58.96 %	2.83 %
No. of shares held after the change	9,066,895,692	370,457,933
As a percentage of issued share capital	54.28 %	2.22 %

Footnotes

The percentages for "no. of shares held before the change" are computed based on an issued share capital of 16,684,411,416 shares as at 1 August 2005.

The percentages for "no. of shares held after the change" are computed based on an issued share capital of 16,702,673,216 shares as at 23 March 2006.

These transactions were reported to Singapore Telecommunications Limited on 24 March 2006.

Attachments:

Total size = **0**
(2048K size limit recommended)

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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/03/2006

TIME: 20:23:52

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Friday, March 24, 2006 5:24 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 319462.pdf

319462.pdf (100 KB)

ASX confirms the release to the market of Doc ID: 319462 as follows:
Release Time: 24-Mar-2006 20:23:51
ASX Code: SGT
File Name: 319462.pdf
Your Announcement Title: Notice of a change in the percentage level of a substantial

Zairani Bte Ahmed

From: Lim Li Ching

Sent: Friday, March 24, 2006 5:13 PM

To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, March 24, 2006 5:12:46 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00034
Submission Date & Time :: 24-Mar-2006 17:11:54
Broadcast Date & Time :: 24-Mar-2006 17:12:46
Company Name :: SINGTEL
Submitted By :: Lim Li Ching (Ms)
=-=

>> CLICK HERE for t! he full announcement details.

SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Lim Li Ching (Ms)
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Mar-2006 06:46:13
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Media release by Temasek Holdings (Private) Limited - Temasek Holdings completes offering of SingTel shares
Description	Media release by Temasek Holdings (Private) Limited in connection with the placement of ordinary shares of Singapore Telecommunications Limited.
Attachments:	temasek21032006.pdf Total size = **27K** (2048K size limit recommended)

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Not for distribution in the United States

TEMASEK HOLDINGS

MEDIA RELEASE

TEMASEK HOLDINGS COMPLETES OFFERING OF SINGTEL SHARES

Singapore, 21 March 2006 – Temasek Holdings ("Temasek") has completed its placement of 770 million ordinary shares of SingTel at S$2.66 per share, raising total proceeds of S$2 billion. Temasek's shareholding in SingTel is 56.3% after the placement.

This placement will increase the free float of SingTel to 43.7%. The improved liquidity and broadened institutional investor base are expected to benefit all SingTel shareholders.

- ends -

For media enquiries, please contact:
Serene Lee
Associate Director, Corporate Communications
Temasek Holdings (Pte) Ltd
Tel: (65) 6828 6765
Mobile: (65) 9692 0918
Email: serenelee@temasek.com.sg

This announcement is not, and is not intended to be, an offer of securities for sale in the United States or in any other jurisdiction. The securities mentioned in this announcement may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Neither Temasek nor SingTel intends to register any portion of the placement in the United States or to conduct a public offering of the SingTel shares in the United States.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/03/2006

TIME: 09:51:38

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media release by Temasek holdings (Private) Limited

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Tuesday, March 21, 2006 6:52 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 317962.pdf

317962.pdf (26 KB)

ASX confirms the release to the market of Doc ID: 317962 as follows:
Release Time: 21-Mar-2006 09:51:35
ASX Code: SGT
File Name: 317962.pdf
Your Announcement Title: Media release by Temasek holdings (Private) Limited - Temase

Foo Yen Yen

From: Lim Li Ching
Sent: Tuesday, March 21, 2006 6:46 AM
To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, March 21, 2006 6:46:13 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00003
Submission Date & Time :: 21-Mar-2006 06:45:34
Broadcast Date & Time :: 21-Mar-2006 06:46:13
Company Name :: SINGTEL
Submitted By :: Lim Li Ching (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.


Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Lim Li Ching (Ms)
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Mar-2006 18:52:49
Announcement No.	00109

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Media release by Temasek Holdings (Private) Limited - Liquidity of SingTel stock further enhanced - Temasek offer of SingTel shares
Description	Media release by Temasek Holdings (Private) Limited in connection with the placement of ordinary shares of Singapore Telecommunications Limited.
Attachments:	temasek20032006.pdf Total size = **28K** (2048K size limit recommended)

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Not for distribution in the United States

TEMASEK HOLDINGS

MEDIA RELEASE

LIQUIDITY OF SINGTEL STOCK FURTHER ENHANCED

Temasek offer of SingTel shares

Singapore, 20 March 2006 – Temasek Holdings ("Temasek") is placing out approximately 770 million ordinary shares of SingTel representing approximately 4.6% of the outstanding shares of SingTel. Temasek's shareholding in SingTel was 61.0% prior to this offering.

Ms Leong Wai Leng, Chief Financial Officer, Temasek said, "This offering will further improve the free float. This improved liquidity will enhance SingTel's institutional investor base. The additional liquidity and broader base of institutional shareholders are expected to benefit all shareholders."

Goldman Sachs (Singapore) Pte. has been appointed as the bookrunner for this offering.

- ends -

For media enquiries, please contact:
Serene Lee
Associate Director, Corporate Communications
Temasek Holdings (Pte) Ltd
Tel: (65) 6828 6765
Mobile: (65) 9692 0918
Email: serenelee@temasek.com.sg

This announcement is not, and is not intended to be, an offer of securities for sale in the United States or in any other jurisdiction. The securities mentioned in this announcement may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Neither Temasek nor SingTel intends to register any portion of the placement in the United States or to conduct a public offering of the SingTel shares in the United States.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 21/03/2006

TIME: 08:30:14

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media release by Temasek Holdings (Private) Ltd - Liquidity

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Tuesday, March 21, 2006 5:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 317908.pdf



317908.pdf (28 KB)

ASX confirms the release to the market of Doc ID: 317908 as follows:
Release Time: 21-Mar-2006 08:30:13
ASX Code: SGT
File Name: 317908.pdf
Your Announcement Title: Meida release by Temasek Holdings (Private) Limited - Liquit

Foo Yen Yen

From: Lim Li Ching
Sent: Monday, March 20, 2006 6:53 PM
To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, March 20, 2006 6:52:49 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00109
Submission Date & Time :: 20-Mar-2006 18:52:02
Broadcast Date & Time :: 20-Mar-2006 18:52:49
Company Name :: SINGTEL
Submitted By :: Lim Li Ching (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.
